

January 14, 2014

Via E-mail
Mr. Thomas Bianco
Chief Financial Officer
Attune RTD
3111 Tahquitz Canyon Way
Palm Springs, CA 92263

    Re: Attune RTD
          Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012
          Filed December 30, 2013
          File No. 000-54518

Dear Mr. Bianco:

We have reviewed your response dated December 9, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. Please refer to our prior comment 1. We see the revisions to the report of your current auditor dated April 5, 2013. However, the report still does not cover the entire development stage period from inception to December 31, 2012. Specifically, we note that the report does not address the year ended December 31, 2010, a period audited by your current auditor. Accordingly, please have your auditor revise their audit report so that the scope and opinion paragraphs cover the entire period from inception to December 31, 2012.

Item 9A. Controls and Procedures, page 16

2. We note that in response to our prior comment 2 you concluded that internal control over financial reporting is not effective because of material weaknesses. Please revise future filings, including any amendments, to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief